RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019 U)

04 FEB 27 AM 7:21

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03 21613833, 20323833 Fax: 03 21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

26 February 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

04010146

SUPPL

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Announcement by the Company pertaining to the Recurrent Related Party Transaction of a Revenue or Trading Nature; and

(ii) Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the fourth quarter ended 31 December 2003 and the Audited Results of the Group for the financial year ended 31 December 2003.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

dlw 2/27

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

04 FEB 27 AM 7:21

Form Version 2.0
General Announcement
Ownership transfer to **RESORTS WORLD** *on* **24/02/2004 04:53:48 PM**
Submitted by **RESORTS WORLD** on **24/02/2004 06:25:08 PM**
Reference No **RW-040224-0DEC1**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" OR THE "COMPANY")
- RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of RWB wishes to announce that RWB and/or its subsidiaries ("RWB Group" or the "Group") had entered or will enter into recurrent related party transactions of a revenue or trading nature, which are necessary for its day-to-day operations with certain related parties of RWB ("Recurrent Transactions").

2. **DETAILS OF THE RECURRENT TRANSACTIONS**

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. The principal activities of its associated company include cruise and cruise related operations.

RWB Group in the ordinary course of business, enter into recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations with certain related parties of RWB. Such Recurrent Transactions have been carried out or will be carried out on an arm's length basis and on commercial terms which are not more favourable to the related party than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in Table 1.

3. **FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS**

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the RWB Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of RWB in the Recurrent Transactions are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent Transactions.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best interests of the Company.

Yours faithfully
RESORTS WORLD BHD

Tan Sri Alwi Jantan
Executive Director

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

rpt.doc

SCHEDULE A

Details of Recurrent Related Party Transactions are as follows:-

Table 1

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2004 / Contract Value* (RM'000)
1.	RWB & its subsidiaries	Genting Berhad ("GB") & its subsidiaries	GB owns 56.79% equity interest in RWB. Genting (Labuan) Limited ("GLL") is a wholly-owned subsidiary of GB. GHR Risk Management (Labuan) Limited ("GHRRM") is a wholly-owned subsidiary of RWB. Tan Sri Lim Goh Tong - Past director of GB and RWB who is a share option holder of both GB and RWB. - Father of Tan Sri Lim Kok Thay Tan Sri Lim Kok Thay - Chairman, president and chief executive, shareholder and share option holder of both GB and RWB. - A son of Tan Sri Lim Goh Tong. Tun Mohammed Hanif bin Omar - Deputy chairman, shareholder and share option holder of both GB and RWB. Mr Quah Chek Tin - Executive director, shareholder and share option holder of GB. - Executive director and chief operating officer and shareholder of RWB. - Director of both GLL and GHRRM Mr Justin Tan Wah Joo - Share option holder of GB - Executive director and share option holder of RWB. Tan Sri Dr Lin See Yan - Director of both GB and RWB. -	Provision of shared services by GB to RWB covering secretarial, treasury, tax and other services. Provision of accounts payable shared services by RWB to wholly-owned subsidiaries of GB. Provision of services by GLL to GHRRM to facilitate reinsurance business.	4,000 28 3

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2004 / Contract Value* (RM'000)
2.	RWB & its subsidiaries	E-Genting Holdings Sdn Bhd ("EGHSB") and its wholly-owned subsidiaries ("E-Genting Group")	EGHSB is a wholly-owned subsidiary of GB. E-Genting Sdn Bhd ("EGSB") is a wholly-owned subsidiary of EGHSB. Genting Information Knowledge Enterprise Sdn Bhd ("GIKE") is a wholly-owned subsidiary of EGHSB. Genting WorldCard Services Sdn Bhd ("GWSSB") is a wholly-owned subsidiary of EGHSB. RWB's Directors' interests in GB as disclosed in (1) above. Mr Justin Tan Wah Joo - Director of EGHSB, EGSB and GIKE.	Provision of management and promotion of customer loyalty programme by GWSSB; and RWB & its subsidiaries' participation in the WorldCard Programme operated by GWSSB for a period of 3 years from year 2004. Provision of information technology consultancy, development, implementation, support, rental of equipments and maintenance services by GIKE and EGSB to RWB Group for a period of 3 to 4 years from year 2004. Software development and information technology implementation services by GIKE and EGSB. Provision of Customer Interaction Centre services for reservation of rooms, show, theme park etc by GIKE for a period of 3 years from year 2004.	21,000* 61,000* 11,500 25,000*
			Total value of transactions with E-Genting Group		118,500
3.	RWB	Genting Sanyen Industrial Paper Sdn Bhd ("GSIP")	GSIP is a 97.7% indirectly owned subsidiary of GB. RWB's Directors' interests in GB as disclosed in (1) above. Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman - Director of both RWB and GSIP.	Rental of information technology servers from GSIP. Supply of paper boxes by GSIP.	96 75
			Total value of transactions with GSIP		171
4.	Resorts World Tours Sdn Bhd ("RWT")	GB and its subsidiaries	RWT is a wholly-owned subsidiary of RWB. RWB's Directors' interests in GB as disclosed in (1) above. Ms Chiew Sow Lin - Shareholder and share option holder of GB - Director of RWT - Shareholder of RWB.	Sale of air tickets and limousine services by RWT.	1,300
				Total value of transactions with GB Group	**124,002**

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2004 / Contract Value* (RM'000)
5.	RWB and its subsidiaries	Star Cruise Administrative Services Sdn Bhd ("SCASSB") Star Cruises Management Limited ("SCM") Star Cruise (C) Limited ("SC(C)")	RWT is a wholly-owned subsidiary of RWB. SCASSB, SCM and SC(C) are wholly-owned subsidiaries of Star Cruises Limited ("SCL"), an associated company of RWB. Tan Sri Lim Goh Tong - Preference unit holder of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") acting as its trustee, is a substantial shareholder of SCL and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. - Past director of RWB who is a share option holder of RWB. - Father of Tan Sri Lim Kok Thay Tan Sri Lim Kok Thay - Chairman, president and chief executive officer, shareholder and share option holder of SCL; a director of GHL; and a preference unit holder of the GHUT and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. - Deemed interest in the shares of SCL through Goldsfine Investments Limited which Tan Sri Lim Kok Thay and his spouse each owns 50%. - Director of Joondalup Limited which is a shareholder of SCL and is wholly-owned by GHL. - Chairman, president and chief executive, shareholder and share option holder of RWB. - A son of Tan Sri Lim Goh Tong. Mr Justin Tan Wah Joo - Shareholder and share option holder of SCL. - Executive director and share option holder of RWB.	Sale of air tickets, limousine & chartered bus services by RWT to SCASSB. The arrangement of joint promotion and marketing programmes and reciprocal recognition of customer loyalty cards pursuant to the agreement entered between RWB and SCM and the Addendum I of the agreement entered between RWB, SCM, SC(C) and GWSSB.	3,400 -
			Total value of transactions with SCL Group		**3,400**

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2004 / Contract Value* (RM'000)
6.	RWB and its subsidiaries	Genting Centre of Excellence Sdn Bhd ("GCE")	GCE is a 70% owned subsidiary of RWB. Tan Sri Alwi Jantan - Executive director, shareholder and share option holder of RWB. - Director and shareholder of GCE.	Provision of training services by GCE	2,400
				Total value of transactions with GCE	2,400
7.	RWB and its subsidiaries	Genting Development Sdn Bhd ("GDSB")	Genting Utilities & Services Sdn Bhd ("GUSS") is a wholly-owned subsidiary of RWB Tan Sri Lim Goh Tong - Director of GDSB. - Spouse of Puan Sri Lim (nee Lee) Kim Hua, a director and shareholder of GDSB. - Past director of RWB who is a share option holder of RWB. - Father of Tan Sri Lim Kok Thay. Tan Sri Lim Kok Thay - Chairman, president and chief executive, shareholder and share option holder of RWB. - A son of Tan Sri Lim Goh Tong and Puan Sri Lim (nee Lee) Kim Hua. Colonel (R) Dato' Cheng Wah - Director of both GUSS and GDSB.	Rental of premises for the period from September 2003 to August 2006 by GDSB to GCE. Rental of land by GDSB to GUSS.	2,012* 227
				Total value of transactions with GDSB	2,239
8.	RWB	Oriregal Creations Sdn Bhd ("OCSB")	Tan Sri Lim Goh Tong - Spouse of Puan Sri Lim (nee Lee) Kim Hua, a director and shareholder of OC. - Past director of RWB who is a share option holder of RWB - Father of Tan Sri Lim Kok Thay Tan Sri Lim Kok Thay - Chairman, president and chief executive, shareholder and share option holder of RWB. - A son of Tan Sri Lim Goh Tong and Puan Sri Lim (nee Lee) Kim Hua.	Rental of premises by RWB to OCSB.	1,200
				Total value of transactions with OCSB	1,200

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **26/02/2004 04:02:56 PM**
Submitted by **RESORTS WORLD** on **26/02/2004 06:53:00 PM**
Reference No **RW-040226-C35D7**

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	:	**31/12/2003**
* **Quarter**	:	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End**	:	**31/12/2003**
* **The figures**	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWG-ANNOUNCEMENT.

Remarks:

The figures for the cumulative period have been audited

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE [illegible] [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2002 [dd/mm/yyyy] RM'000
1	Revenue	731,983	711,963	2,708,425	2,781,527
2	Profit/(loss) before tax	132,486	171,845	758,718	939,686

3	Profit/(loss) after tax and minority interest	58,937	95,248	509,801	643,354
4	Net profit/(loss) for the period	58,937	95,248	509,801	643,354
5	Basic earnings/(loss) per share (sen)	5.40	8.72	46.69	58.92
6	Dividend per share (sen)	9.50	9.00	18.00	17.50
		AS AT END OF CURRENT QUARTER		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.8000		3.4500	

Remarks :

The figures for the cumulative period have been audited

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2003	31/12/2002	31/12/2003	31/12/2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	273,094	221,499	919,921	914,039
2	Gross interest income	5,046	5,751	20,401	17,418
3	Gross interest expense	14,964	23,043	72,799	92,464

Note: The above information is for the Exchange internal use only.

Exemption No. 82-3229

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2003. The figures for cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

	UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
	RM'000	RM'000	RM'000	RM'000
Revenue	**731,983**	711,363	**2,708,425**	2,781,527
Cost of sales	**(428,188)**	(412,214)	**(1,623,747)**	(1,669,935)
Gross profit	**303,795**	299,149	**1,084,678**	1,111,592
Other income	**7,823**	10,711	**32,517**	29,722
Other expenses	**(38,524)**	(88,361)	**(197,274)**	(227,281)
Profit from operations	**273,094**	221,499	**919,921**	914,033
Finance cost	**(15,234)**	(24,601)	**(73,164)**	(94,160)
Share of results of associated company	**(125,374)**	(25,053)	**(88,039)**	88,661
Gain on dilution of investment in associated company	**-**	-	**-**	31,132
Profit from ordinary activities before taxation	**132,486**	171,845	**758,718**	939,666
Taxation	**(73,649)**	(76,693)	**(249,302)**	(296,698)
Profit from ordinary activities after taxation	**58,837**	95,152	**509,416**	642,968

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

	UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
	Current year quarter 31.12.2003	Preceding year corresponding quarter 31.12.2002	Current year-to-date 31.12.2003	Preceding year corresponding period 31.12.2002
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	**100**	96	**385**	386
Net profit for the period	**58,937**	95,248	**509,801**	643,354
Basic earnings per share (sen)	**5.40**	8.72	**46.69**	58.92
Diluted earnings per share (sen)	**5.40**	8.72	**46.69**	58.92

(The Condensed Consolidated Income Statements should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

	Audited As at current financial year end 31.12.2003 RM'000	Audited As at preceding financial year end 31.12.2002 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	3,277,533	3,226,098
Real property assets	201,197	201,197
Associated company	2,048,383	1,910,393
Other long term assets	18,050	17,055
CURRENT ASSETS		
Inventories	41,839	41,892
Trade and other receivables	79,516	90,069
Amount due from other related companies	4,555	5,614
Amount due from associated company	711	480
Short term investments	327,144	419,809
Bank balances and deposits	391,734	366,818
	845,499	924,682
LESS CURRENT LIABILITIES		
Trade and other payables	437,603	303,999
Amount due to holding company	12,121	12,842
Amount due to other related companies	32,699	32,694
Loan from holding company	371,870	-
Short term borrowings	50,350	473,699
Taxation	209,752	240,832
	1,114,395	1,064,066
NET CURRENT LIABILITIES	(268,896)	(139,384)
	5,276,267	5,215,359
SHARE CAPITAL	545,922	545,922
RESERVES	3,599,443	3,223,448
SHAREHOLDERS' EQUITY	4,145,365	3,769,370
MINORITY INTERESTS	9,292	9,677
LONG TERM LIABILITIES		
Long term borrowings	935,180	809,400
Loan from holding company	-	371,870
Other long term liabilities	54,719	144,915
Deferred taxation	131,711	110,127
TOTAL LONG TERM LIABILITIES	1,121,610	1,436,312
	5,276,267	5,215,359
NET TANGIBLE ASSETS PER SHARE (RM)	3.80	3.45

(The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

	← Non-Distributable →			Distributable	
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2002					
As previously reported	545,922	33,333	4,429	2,728,905	3,312,589
Prior period adjustment – Effect of deferred tax on adoption of MASB 25	-	-	-	(55,463)	(55,463)
As restated	545,922	33,333	4,429	2,673,442	3,257,126
Net profit for the financial year	-	-	-	643,354	643,354
Appropriation:					
Final dividend paid for the financial year ended 31 December 2001 (8.0 sen less 28% income tax)	-	-	-	(62,890)	(62,890)
Interim dividend paid for the financial year ended 31 December 2002 (8.5 sen less 28% income tax)	-	-	-	(66,821)	(66,821)
Other movement during the year	-	-	(1,399)	-	(1,399)
Balance at 31 December 2002	**545,922**	**33,333**	**3,030**	**3,187,085**	**3,769,370**
Balance at 1 January 2003					
As previously reported	545,922	33,333	3,030	3,241,828	3,824,113
Prior period adjustment – Effect of deferred tax on adoption of MASB 25	-	-	-	(54,743)	(54,743)
As restated	545,922	33,333	3,030	3,187,085	3,769,370
Net profit for the financial year	-	-	-	509,801	509,801
Appropriation:					
Final dividend paid for the financial year ended 31 December 2002 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Interim dividend paid for the current financial year ended 31 December 2003 (8.5 sen less 28% income tax)	-	-	-	(66,821)	(66,821)
Other movement during the year	-	-	3,766	-	3,766
Balance at 31 December 2003	**545,922**	**33,333**	**6,796**	**3,559,314**	**4,145,365**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

	Audited 2003 RM'000	Audited 2002 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit after minority interests but before taxation	759,103	940,052
Adjustments for:		
Depreciation of property, plant and equipment	204,557	201,555
Interest expense	72,799	92,464
Interest income	(20,401)	(17,413)
Share of results of associated company	88,039	(88,661)
Goodwill written off	4,764	-
Gain on dilution of investment in associated company	-	(31,132)
Investments written down	60	30,138
(Gain) / loss on disposal of short term investments	(5,434)	3,124
Allowance / (write back) of diminution in value of short term investments	2,557	(7,093)
Net (write back) / provision for retirement gratuities	(24,541)	23,904
Allowance for doubtful debts	8,003	3,950
Other non-cash items and adjustments	5,220	15,864
	335,623	226,700
Operating profit before working capital changes	1,094,726	1,166,752
Net change in current assets	8,739	(13,238)
Net change in current liabilities	45,342	(97,899)
	54,081	(111,137)
Cash generated from operations	1,148,807	1,055,615
Net tax paid	(253,993)	(228,942)
Other net operating receipts	4,022	4,873
	(249,971)	(224,069)
Net Cash From Operating Activities	898,836	831,546
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(242,255)	(244,239)
Investment in associated company	(229,240)	(202,010)
Other investments	12,678	59,102
Net Cash Used In Investing Activities	(458,817)	(387,147)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(137,572)	(129,711)
Interest paid	(75,819)	(91,981)
Borrowings from financial institutions	176,130	201,400
Repayment of term loan	(473,699)	-
Repayment of borrowings to holding company	-	(108,000)
Net Cash Used In Financing Activities	(510,960)	(128,292)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(70,941)	316,107
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	750,900	434,793
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	679,959	750,900
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	391,734	366,818
Money market instruments (included in short term investments)	288,225	384,082
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	679,959	750,900

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

Part I : Compliance with Malaysia Accounting Standards Board 26 ("MASB 26") "Interim Financial Reporting"

a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with MASB 26 "Interim Financial Reporting" and Paragraph 9.22 of Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements. The figures for the cumulative period have been audited.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2002. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2002 as well as new approved accounting standards which are effective and applicable for the current financial year.

Consequently, in compliance with MASB 25-Income Taxes, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

The effects of the implementation of MASB 25, which has been applied retrospectively, are summarised below:

i) Impact on Balance Sheet:

Balances as at 31 December 2002:	As previously reported RM'000	Prior period adjustment RM'000	As restated RM'000
Reserves:			
- Unappropriated profit	3,241,828	(54,743)	3,187,085
Long term liabilities:			
- Deferred taxation	55,384	54,743	110,127

The above restatement of the Group's reserves at the beginning of the year has the effect of reducing the Net Tangible Assets per share from RM3.50 as previously reported to RM3.45.

ii) Impact on Income Statement:

Individual quarter and cumulative period to 31 December 2002:	As previously reported	Prior period adjustment	As restated
Taxation (RM'000)			
- Preceding year quarter	76,873	(180)	76,693
- Preceding financial year	297,418	(720)	296,698
Basic Earnings per share (sen)			
- Preceding year quarter	8.71	0.01	8.72
- Preceding financial year	58.86	0.06	58.92

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2002 was not qualified.

c) ***Seasonal or Cyclical Factors***

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) ***Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow***

There has not arisen in the current financial year ended 31 December 2003 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

e) ***Material Changes in Estimates***

There were no major changes in estimates of amounts reported in prior interim periods of the current financial year ended 31 December 2003 or that of prior financial years.

f) ***Changes in Debt and Equity Securities***

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial year ended 31 December 2003.

g) ***Dividends Paid***

Dividends paid during the current financial year ended 31 December 2003 are as follows:

	RM'000
Final dividend paid on 30 July 2003 for the financial year ended 31 December 2002: 9.0 sen less 28% tax per ordinary share of RM0.50 each	70,751
Interim dividend paid on 27 October 2003 for the financial year ended 31 December 2003: 8.5 sen less 28% tax per ordinary share of RM0.50 each	66,821
	137,572

h) ***Segment Information***

Segment analysis for the financial year ended 31 December 2003 is set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	2,654,308	9,288	44,829	-	2,708,425
Inter segment	902	11,785	34,081	(46,768)	-
	2,655,210	21,073	78,910	(46,768)	2,708,425
Results					
Segment profit	894,523	5,715	1,139	(1,857)	899,520
Interest income					20,401
Finance cost					(73,164)
Share of results of associated company	(88,039)				(88,039)
Profit from ordinary activities before taxation					758,718
Taxation					(249,302)
Profit from ordinary activities after taxation					509,416
Minority shareholders' interest					385
Net profit for the year					509,801

i) ***Valuation of Property, Plant and Equipment***

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2002.

j) ***Material Events Subsequent to the end of Financial Year***

There were no material events subsequent to the end of the current financial year that have not been reflected in the financial statements for the financial year ended 31 December 2003.

k) ***Changes in the Composition of the Group***

There have been no material changes in the composition of the Group for the current financial year ended 31 December 2003.

l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2002 except for the following contingent asset as disclosed below:

Contingent Asset

Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36% associated company of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK25 per share. Pursuant to this decision, Arrasas is required to pay NOK10 per share (representing the amount in excess of NOK15 per share as previously agreed under respective stock purchase agreements). Consequently, RWL may receive an additional consideration amounting to approximately RM58.7 million (USD15.45 million). On 8 January 2004, Arrasas appealed the decision.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 December 2003 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	212,538
- not contracted	309,729
	522,267

ADDITIONAL INFORMATION REQUIRED BY THE LISTING REQUIREMENTS OF MALAYSIA SECURITIES EXCHANGE BERHAD - FOURTH QUARTER ENDED 31 DECEMBER 2003

Part II : Compliance with Appendix 9B of the Listing Requirements

1) Review of Performance

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR ENDED 31 DECEMBER		
	4Q2003 RM'Mil	4Q2002 RM'Mil	% +/-	3Q2003 RM'Mil	% +/-	2003 RM'Mil	2002 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**725.1**	705.7	*+3*	667.2	*+9*	**2,654.3**	2,687.3	*-1*
Properties	**4.5**	3.6	*+25*	1.7	*+>100*	**9.3**	8.5	*+9*
Proceeds from sale of quoted shares	-	-	-	-	-	**30.7**	77.7	*-60*
Others	**2.4**	2.0	*+20*	2.5	*-4*	**14.1**	8.0	*+76*
	732.0	711.3	*+3*	671.4	*+9*	**2,708.4**	2,781.5	*-3*
Profit Before Tax								
Leisure & Hospitality	**266.5**	246.1	*+8*	241.5	*+10*	**894.5**	922.2	*-3*
Properties	**2.0**	(0.2)	*+>100*	0.5	*+>100*	**3.9**	3.3	*+18*
Others	**(0.4)**	(30.2)	*+99*	(0.1)	*->100*	**1.1**	(28.9)	*+>100*
	268.1	215.7	*+24*	241.9	*+11*	**899.5**	896.6	-
Interest income	**5.0**	5.7	*-12*	4.4	*+14*	**20.4**	17.4	*+17*
Finance cost	**(15.2)**	(24.6)	*+38*	(15.0)	*-1*	**(73.2)**	(94.2)	*+22*
Share of results of associated company	**(125.4)**	(25.0)	*->100*	77.1	*->100*	**(88.0)**	88.7	*->100*
Gain on dilution of investment in associated company	**-**	-	-	-	-	**-**	31.1	*-100*
Profit before tax	**132.5**	171.8	*-23*	308.4	*-57*	**758.7**	939.6	*-19*

The Group registered revenue of RM732.0 million and RM2,708.4 million for the current quarter and current financial year ended 31 December 2003 respectively. This is an increase of 3% and decrease of 3% respectively compared to the previous year's corresponding periods' revenue.

The increase in the current quarter's revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment. The decrease in revenue for the current financial year ended 31 December 2003 is mainly due to the lower proceeds from sale of quoted shares and the adverse effects of the Severe Acute Respiratory Syndrome ("SARS") outbreak in the region during the second quarter of 2003.

The Group's profit before tax for the current quarter and the current financial year ended 31 December 2003 is RM132.5 million and RM758.7 million respectively, representing a decrease of 23% and 19% respectively compared to the previous year's corresponding periods. The lower profits are mainly due to the share of higher losses incurred by Star Cruises Limited ("SCL"), an associated company. The higher losses incurred by SCL is due to assets impairment losses and non-recurring charges during the quarter. The leisure and hospitality segment reported a lower profit for the current financial year ended 31 December 2003 mainly due to the adverse effects of the SARS outbreak in the region during the second quarter of 2003.

2) ***Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter***

The Group registered a profit before tax of RM132.5 million in the current quarter as compared to RM308.4 million in the preceding quarter.

The lower profit is mainly due to share of losses of SCL of RM125.4 million in the current quarter as compared to share of profit of RM77.1 million in the preceding quarter. The underlying performance of the leisure and hospitality segment is better than the preceding quarter due to more festive and school holidays in the current quarter which resulted in increased visitor arrivals to the Resort.

3) ***Prospects***

In line with the government's continual policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the next financial year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial year ended 31 December 2003 are as follows:

	Current quarter RM'000	Current financial year ended 31 December 2003 RM'000
Current Taxation		
Malaysian taxation	52,013	243,172
Foreign taxation	-	15
Deferred Taxation	21,196	21,874
	73,209	265,061
Share of tax in associated company	537	2,212
	73,746	267,273
(Over)/under provision in respect of prior years		
Income taxation	27	(17,681)
Deferred taxation	(124)	(290)
	73,649	249,302

The effective tax rate of the Group for the current quarter and current financial year ended 31 December 2003 before the adjustment of taxation in respect of prior years, is higher than the statutory tax rate mainly due to share of losses of an associated company. Excluding this, the effective tax rate of the Group is higher mainly due to the non-deductibility of certain expenses for tax purpose.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial year ended 31 December 2003 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiary and Associated Companies***

(a) The dealings in quoted securities for the current quarter and financial year ended 31 December 2003 are as follows:

	Current quarter RM'000	Current financial year ended 31 December 2003 RM'000
Total purchases at cost	31,022	31,022
Total disposal proceeds	-	30,706
Total gain on disposals	-	5,434

(b) The details of the investments in quoted shares excluding associated company, as at 31 December 2003 are as set out below:

	RM'000
Total investments at cost	38,919
Total investments at book value	38,919
Total investments at market value	82,396

8) ***Status of Corporate Proposals Announced***

There are no corporate proposals announced but not completed as at 19 February 2004.

9) ***Group Borrowings and Debt Securities***

The details of the Group's borrowings are as set out below:

		As at 31 December 2003	
		Foreign currency '000	RM Equivalent '000
Short term borrowings	Unsecured	USD 13,250	50,350
Short term borrowing denominated in Ringgit Malaysia	Unsecured	-	371,870
Long term borrowings	Unsecured	USD 246,100	935,180
			1,357,400

The borrowing denominated in Ringgit Malaysia represents loan from holding company, Genting Berhad.

10) ***Off Balance Sheet Financial Instruments***

As at 19 February 2004, the Group has the following off balance sheet financial instruments:

(a) **Foreign Currency Contracts**

Currency	Contract Amounts '000	Transaction Dates	Expiry Date
US Dollars	2,180	13/05/2003 to 04/02/2004	24/02/04 to 26/04/2004

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) Singapore Dollar ("SGD") / US Dollar ("USD") Cross-Currency Swap ("CCS")

Euro Medium Term Notes ("Notes") of SGD100 million which were issued on 26 May 2000 matured on 26 May 2003.

The CCS agreements to convert the SGD Notes into a fixed rate USD liability and which were entered into on 26 May 2000 and 3 August 2000, terminated on 26 May 2003.

(c) USD Interest Rate Swap ("IRS")

(i) Notes for USD26 million which were issued on 16 June 2000 matured on 16 June 2003.

The IRS agreement to fix the interest rate payable on that tranche of the loan and which was entered into on 8 August 2000 terminated on 16 June 2003.

(ii) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. On 25 April 2003, USD40 million was repaid. The balance outstanding on this loan amounts to USD160 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Initial Contract Amounts USD '000	Outstanding Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
08 May 2002	25 July 2002	25/04/2005	10,000	10,000
08 May 2002	25 July 2002	25/04/2006	10,000	10,000
24 July 2003	25 October 2003	25/04/2005	30,000	30,000
24 July 2003	25 October 2003	25/04/2006	30,000	30,000
Total			180,000	160,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(iii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Contract Amounts USD '000
11 June 2003	27 May 2003	29/11/2004 to 27/11/2007	25,468
16 January 2004	28 May 2004	29/11/2004 to 27/11/2007	27,532
Total			53,000

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) ***Changes in Material Litigation***

There are no pending material litigations as at 19 February 2004.

12) ***Dividend Proposed or Declared***

(a) (i) A final dividend for the current financial year ended 31 December 2003 has been recommended by the Directors for approval by shareholders.

(ii) The recommended final dividend, if approved, shall amount to 9.5 sen per ordinary share of 50 sen each, less 28% tax.

(iii) The final dividend paid in respect of the previous financial year ended 31 December 2002 amounted to 9.0 sen per ordinary share of 50 sen each, less 28% tax.

(iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date.

(b) Total dividend payable for the current financial year ended 31 December 2003, including the above recommended final dividend, if approved, would amount to 18.0 sen per ordinary share of 50 sen each, less 28% tax.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2003 are as follows:

	Current quarter RM'000	**Current financial year ended 31 December 2003 RM'000**
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	58,937	509,801

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2003 are:

	Current quarter Number of shares	**Current financial year ended 31 December 2003 Number of shares**
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under the New ESOS to executives	261,627	29,358
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,092,104,961	1,091,872,692

As at 31 December 2003, the Company has 100,000 and 13,939,000 unissued ordinary shares outstanding under the previous executive share option scheme ("previous ESOS") and the new executive share option scheme ("new ESOS") respectively. The previous ESOS was implemented on 26 September 1989 which expired on 25 September 1994, with options expiring on 22 September 2004 ("outstanding options"). The new ESOS became effective on 12 August 2002 for a duration of ten years expiring on 11 August 2012. The eligible executives of the Group who hold the outstanding options of the previous ESOS are allowed to participate in the new ESOS provided they surrender their outstanding options before the participation.

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

26 February 2004